Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TTM Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-46454, 333-138219, 333-198117, and 333-211744) on Form S-8, and (No. 333-214592) on Form S-3 of TTM Technologies, Inc. of our report dated February 23, 2018, with respect to the consolidated balance sheets of TTM Technologies, Inc. and subsidiaries as of January 1, 2018 and January 2, 2017, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended January 1, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of January 1, 2018, which report appears in the January 1, 2018 annual report on Form 10-K of TTM Technologies, Inc.

/s/ KPMG LLP

Irvine, California

February 23, 2018